Exhibit (a)(viii)





                      FOR IMMEDIATE RELEASE


CONTACT:  Elliot Konopko
          Axsys Technologies, Inc.
          (212) 593-7900


           AXSYS TECHNOLOGIES COMPLETES EXCHANGE OFFER


     New York, New York, March 18, 1997 - Axsys Technologies, Inc. (NASDAQ National Market: AXYS) announced today that it has completed its exchange offer commenced on February 14, 1997 and that it has accepted for exchange all shares of preferred stock validly tendered pursuant to the offer.

     The Company said it has been advised by its exchange agent that a preliminary count showed that approximately 530,000 shares of preferred stock had been validly tendered for exchange, or approximately 72% of the total shares outstanding. The exchange offer expired at 5:00 p.m., New York City time, on Monday, March 17, 1997.

     As a result of the consummation of the exchange offer , approximately 2,966,000 shares of common stock are outstanding.

     Axsys Technologies is a leading supplier of precision optical and positioning components and sub-systems. The Company also manufactures and distributes electrical connectors, precision bearings and other precision components.